Exhibit 17.1

VIA FACSIMILE / FEDERAL EXPRESS & EMAIL

March 18, 2005

To the Board of Directors of Prolong International Corporation:

Elton Alderman

Thomas Billstein

Anthony Azavedo

Bill Carlson

Richard McDermott

cc:	Michael Hedge, Corporate Counsel

Rick Smetanka, CPA, Haskell & White

Alex Voxman, Esq., Latham & Watkins

Gentlemen:

We have become increasingly concerned with Prolong International Corporation’s (the “Company”) financial condition and results of operations, as well as its increasingly precarious liquidity position. We have continually advised the Board of our concerns since the third quarter of 2004, and we believe it is imperative for the Company to pursue a recapitalization to improve its balance sheet and salvage its business. We do not believe that the Company’s current entrenched management and the balance of the Board appreciates the severity of the Company’s current financial predicament, nor do we have any confidence that existing management has the ability to address the Company’s liquidity crisis or turn around the Company’s business.

St. Cloud Capital Partners, LP (“St Cloud”) submitted a recapitalization proposal to the Board of Directors which it believed was both achievable and fair to the Company’s stockholders and creditors. When St. Cloud submitted its proposal, we advised the Board that we would recuse ourselves from the Board’s deliberations relating to the St. Cloud proposal and any competing proposals. We also encouraged the Board to consider all competing proposals.

We were advised last week that the Special Committee of the Board tasked with exploring financing alternatives elected to pursue a “proposal” from another party. Unfortunately, the alternative proposal appears to us to be illusory. We understand that this alternative proposal was not signed by the potential investor and that it was conditioned on the Company’s obtaining equity financing from unidentified third parties. Further, we understand that the proposal was conditioned on St. Cloud forfeiting its equity position in the Company, which is not something that St. Cloud is required or willing to do. The pursuit of an illusory financing proposal when the Company is in a liquidity crisis is not an appropriate exercise of the Board’s responsibilities to the Company’s stockholders and creditors.

10866 Wilshire Boulevard, Suite 1450 • Los Angeles, California 90024

Tel 310.475.2700 • Fax 310.475.0550 • www.stcloudcapital.com

Board of Directors

Prolong International Corporation

March 18, 2005

We continue to believe that the Company’s core business has significant potential, and regret that this potential may not be realized as a result of the Board’s apparent decision not to take meaningful actions to address the Company’s deteriorating financial condition or to make badly needed executive management changes. We have therefore decided to resign from the Board, effective immediately. However, we reserve our rights to revise and approve the Board Minutes of March 10, 2005.

Sincerely,

/s/ Robert Lautz
Robert Lautz
Board Member

/s/ Cary Fitchey
Cary S. Fitchey
Board Member

10866 Wilshire Boulevard, Suite 1450 • Los Angeles, California 90024

Tel 310.475.2700 • Fax 310.475.0550 • www.stcloudcapital.com